UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 31, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer

Earnings Presentation

4Q23
BRGAAP

January 31st, 2024

Disclaimer

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S.A. ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, suggest or imply future results, performance or achievements, and may include terminology such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or others that have similar meaning.

Such statements are subject to numerous risks, uncertainties and assumptions. We issue a warning that a number of significant circumstances could cause actual results to significantly diverge from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. In no event shall Santander Brasil, as well as any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents are in no way responsible for third parties (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or related damages.

Aside from other considerations stated in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance. Our ability to compete effectively will depend on changes in consumer preferences and financial circumstances of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions leading to changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification to business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.


Santander

1

Strategy Update

2

4Q23 Results Highlights

3

Takeaways

Key Messages

2023 highlights and forward-looking expectations

Improvement in the customer NII, with a positive outlook for next year and favorable evolution in market NII

Business diversification through **funding and fees expansion**

Consolidation of the portfolio management strategy has led to an improvement in the recurring cost of risk

Specific case in Wholesale in 4Q23, with **controlled recurring Loan Loss Provisions**

Results 2023

Net Profit

R$ 9.4 billion

Managerial ROAE [1]

11.8%

Strategic levers

Customer base monetization and loyalty through principality

Expansion of **strategic businesses** boosts portfolio growth

Innovation and Technology driving the evolution of the customer experience

(1) Disregarding a specific case in Wholesale.

Customer Centricity

We are a digital bank with branches, available where, how and when the customer desires

Principality

Focus on becoming the primary bank for customers in their financial decisions

+2% QoQ
+6% YoY
Loyal customers

69%
of loyal customers from **payroll**

NPS

Continuously improving the customer experience across all touchpoints

Multichannel: 96% of customers use at least two channels

Segments		Digital	Remote	Physical
Individuals	58 (+4 YoY)	71 (+6 YoY)	71 (+24 YoY)	72 (+6 YoY)

Products[2]

Segments		Individual Account	Card	Business Account[1]
Companies[1]	41 (+13 YoY)	80 (+9 YoY)	84 (+2 YoY)	74 (+11 YoY)

Profitability

Quarterly revenue per customer by vintage



2021 Vintage
2022 Vintage
2023 Vintage
153
114
100
91
1Q23
4Q23

+15% YoY (+3% QoQ)
Growth in funding balance

+4% YoY (+7% QoQ)
Fees expansion

Profitability levers:

- Payroll
- Select
- Investments
- Cards and Loyalty

(1) Considering the SMEs segment. (2) At the time of product purchase.

Customer Centricity | Santander Select

Ambition of becoming the **leading platform for premium services in Brazil**

NPS

70

+3 QoQ

+8 YoY

Select customers[1]
(in thousands)

We have achieved our ambition of reaching **1 million customers** in 2023 ✓



+51%
793
1,197
Dec/22
Dec/23

47% of active customers are loyal

Loan portfolio[1]
(R$ billion)



+32%
48.4
63.9
Dec/22
Dec/23

Accounts for 27% of the individual retail portfolio (+5 p.p. YoY)

Revenue per loyal customer [1 2]
(base 100)



100
121
130
2021
2022
2023

Revenue from loyal Select customers is **5x** greater than average individual retail customers

Santander AAA patrimonial

Specialized advisors focused on:

"Consórcios" & **Insurance**

Expansion plan for 2024

(1) During the period, there was customer migration to Select. (2) Average monthly revenue.

Customer Centricity | **Mass Retail**

Segment repositioning to achieve sustainable profitability

+4% YoY
Loyal customers

2X
Average net revenue per customer from the 2023 vintage compared to 2021

More integrated multichannel experience

Digital

Renewed experience, going beyond what is transactional

- **Comprehensive service for the client needs,** turning into the main channel of customer interaction
- **88%** of customers use our app

Remote

Conversational centered on the customer with a human touch

- **Generative AI and human** enhancing business
- **Solution-oriented and connected** through a virtual assistant

Physical

Renewed purpose and focus on value generation

- **Expertise by microregion** to pursue growth
- Sales **Advisory**
- **Optimization** of physical distribution

Convenience is key

Streamlining the offering

- **Best experience** in the back and front office
- **-31%** products in our portfolio[1]
  - **-67%** card products[1]

Greater speed
in adjusting the offer

Leveraging data
for asset quality, pricing, and CRM

Expanding with **profitably**

Growth with efficiency

Business expansion

- Launch of **customer service platforms**
- **Portfolio-based, regionalized, and specialized** service

More assertive customer acquisition

- Greater **loyalty**

Adding value

- **Material reduction** in the cost to serve
- **Automatically** offerings and deployments

Pursuing principality → Higher recurrence through customer loyalty

NPS **57** points

(1) From Feb/21 to Dec/23.

Investments

Expansion of the funding plan

	Retail[1]	Santander AAA[3]	TORO	Santander Private Banking
Expansion plan	**2 million** users visit per month in the investment portal Investors increased[2] **+10% YoY**	**R$ 2.5 million** quarterly average net inflow per advisor[3] (+66% vs 4Q22) **1.4 thousand** advisors, with ambition of 2.0 thousand in the next months	**1.4 million** customers (+21% YoY) **+76% YoY** in revenues AuC of **R$ 17.4 billion** (+76% YoY)	**Record performance** **Revenues** +27% YoY **Market Share**[4] +1.0 p.p. YoY
Accelerated Net Inflow (R$ billion)	+156% 8.1 20.7 2022 2023	6x 0.6 3.5 4Q22 4Q23	+32% 5.4 7.1 2022 2023	+93% 18.2 35.0 2022 2023
Customer satisfaction	NPS 75 +4 YoY	NPS 85 +7 YoY	NPS 84 +3 YoY	NPS 84 +4 YoY

(1) Retail inflows include AAA (2) Internal concept of customers with investments above a certain threshold. (3) AAA was launched in Aug/22; thus, we present a quarterly comparison/average in 2023
(4) Source: Anbima. Data as of November/23.

Strategic Businesses

Driving profitability growth

Customer base monetization and loyalty | Business Expansion | Innovation and Technology

Cards

Credit turnover
(Growth YoY)



-2%
7%
11%
4Q22
3Q23
4Q23

Resumption of Growth
Cards issued (base 100)



100
44
64
4Q21
4Q22
4Q23

+5 p.p. YoY in activation after the 3rd month of purchase

+14% YoY average spending per customer

+22% YoY in profitability of new vintages (Loss Absorption[1])

Esfera

NPS **79** +2 YoY

+50% card spending after activation in Esfera

Payroll loans

Loan portfolio
(R$ billion)



+13%
59.6
64.6
67.6
Dec/22
Sep/23
Dec/23

Growth above Brazil's Financial System ("SFN"), Santander +13% vs SFN +7%[2]

Agribusiness

Loan portfolio
(R$ billion)



+42%
37.8
48.7
53.7
Dec/22
Sep/23
Dec/23

Revenue
(base100)



100
144
215
2021
2022
2023

We achieved the ambition of a **R$ 50 billion** portfolio ✓

Consumer Finance

Record auto loan origination
(R$ billion)



+38%
8.6
10.5
11.8
4Q22
3Q23
4Q23

21% market share in auto loans to individuals

NPL 90 outperforms the Brazilian Financial System, Santander -74 bps and "SFN" -19 bps[2]

+23% YoY in profitability of new vintages (Loss Absorption[1])

Santander

(1) Loss Absorption: represents the number of times that revenues are capable of absorbing losses (Net Interest Income + Fees) / LLP. (2) Nov/23 vs Nov/22.

Companies

Ambition to be the bank of first choice for companies

Expanded loan portfolio[1] **R$ 317 billion** (+11% YoY)

Revenues (base 100)



100
132
143
2021
2022
2023

+21% in fees in 2 years

Corporate

Services tailored to our customers' complexity and sophistication

Business expansion

Expanded loan portfolio[1] **R$239 billion** (+11% YoY)

+18% YoY in municipalities covered by our offices

Revenues (base 100)



100
129
137
2021
2022
2023

Rankings YTD

- 1st **Local trade finance**[2] | 25% market share
- 1st **FX Brazil**[3] | 13% market share
- 1st **International DCM (Volume)**[4]
- 1st **commodities desk** in Brazil[5]
- 2nd **largest independent** energy trader[6]

NPS[7] **83** +1 YoY

SMEs

Ambition to double the business in the medium term by expanding transactionality and loyalty

Strengthening the customer **service model**

Tailored to the client's profile and targeting microregions

Leveraging CRM for customized value offerings and credit quality assessment

Customer acquisition **45 thousand/month** (+6% YoY)

Accounts for **49%** of customers originated from payroll

Increased transactionality

R$ 78 billion Expanded loan portfolio[1] (+10% YoY) (+4% QoQ)

+16% YoY Funding balance[8]

Revenues (base 100)



100
134
147
2021
2022
2023

Fees (YoY)

+32% "Consórcios"

+11% Cash

(1) Including guarantees and securities. (2) Source: International Chambers of Commerce. (3) Brazilian Central Bank. (4) BondRadar. (5) B3 Ranking. (6) Câmara de Comercialização de Energia Elétrica (7) Refers only to the NPS of the Corporate segment for Sep/23. (8) Including term and demand deposits, ContaMax, savings accounts, and financial bills.

Technology enhances the evolution of the customer experience

Our culture of productivity and operational excellence fosters continuous improvement in customer experience

Agility and stability

5x deployments, including **23x** automatically in 3 years

95% of operations running in the cloud (+4 p.p. YoY)

Best digital stability performance by **Downdetector** in 2023 (-38% mentions YoY)

Obsession with customer experience

Use of **hyper-personalization** for customized offerings

5 thousand microsegments

Generative IA enhancing the remote channel

-18% in customer service time

Technology driving business

DREX

1st **institution** to execute a transaction in a privacy mode on the Digital Real network

Open Finance

Renegotiation offering for **1.8 million** customers holding funds at other financial institutions

Banking as a Service

Expansion into new markets

6x portfolio expansion

2.5x growth in transactions via APIs

7x partnership growth

Communities integrated with the business

Efficiency through **internalization, simplification, standardization, and data reuse**

27 Business domains focused on results and transformation

531 Squads

New operational model integrating technology and business teams, leading to structural efficiency gains

Efficiency



3.76
4.21
4.30
6.27
7.93
9.61
2.2x transactions in 3 years
100
91
93
66
54
47
2018
2019
2020
2021
2022
2023
Total transactions (billion)
Unit cost (base 100)



1

Strategy Update

2

4Q23 Results Highlights

3

Takeaways

Customer NII grows annually and quarterly and Market NII continues to show a favorable evolution

(R$ million)	4Q23	4Q23 x 3Q23	2023	2023 x 2022
Clients NII	**14,318**	**0.5%**	**57,294**	**2.2%**
Product NII	13,747	1.5%	54,264	2.5%
Volume	561,895	1.1%	551,467	9.7%
Spread (p.a.)	9.71%	*0.04 p.p.*	9.84%	*-0.69 p.p.*
Markets NII	**-263**	**-68.2%**	**-3,103**	**-26.8%**
Net Interest Income	**14,055**	**4.8%**	**54,192**	**4.6%**



NII
(Growth YoY)
-11.5%
-5.7%
6.3%
6.5%
12.3%
4Q22
1Q23
2Q23
3Q23
4Q23

Net Interest Income



R$ million
9.81%
10.11%
9.89%
9.67%
9.71%
12,517
13,145
13,579
13,413
14,055
13,781
14,315
14,422
14,240
14,318
-1,265
-1,170
-843
-827
-263
4Q22
1Q23
2Q23
3Q23
4Q23
Spread (p.a.)
Customer NII
Market NII

Loan portfolio growth driven by Individuals and SMEs

(R$ million)	Dec/23	Dec/23 x Sep/23	Dec/22	Dec/23 x Dec/22	
Individuals	239,880	3.1%	226,302	6.0%	
Consumer Finance [1]	69,725	5.5%	67,970	2.6%	6.2% [2]
SMEs [3]	68,255	5.2%	62,651	8.9%	
Corporate [3]	138,757	-0.1%	132,765	4.5%	
Total [4]	**516,618**	**2.8%**	**489,687**	**5.5%**	6.0% [2]
Private securities and guarantees	126,423	2.9%	100,039	26.4%	
Expanded Portfolio	**643,040**	**2.8%**	**589,726**	**9.0%**	9.5% [2]

Focus on **collateralized products**

67% of the individual loan portfolio is collateralized

+0.4 p.p. QoQ
+2.6 p.p. YoY

Loan portfolio

Payroll loans
R$ 67.6 billion
+5% QoQ
+13% YoY

Auto loans[5]
R$ 70.3 billion
+5% QoQ
+11% YoY [2]

Cards
R$ 53.9 billion
+7% QoQ
+7% YoY

Agribusiness[6]
R$ 53.7 billion
+10% QoQ
+42% YoY

(1) Impacted by the sale of our entire stake in Banco PSA, which had a portfolio of R$ 2,302 million as of Jun/23. (2) Changes excluding Banco PSA. (3) Growth including guarantees and private securities was +4.4% QoQ and +9.6% YoY in SMEs and +0.8% QoQ and +11.3% YoY in the Corporate segment. (4) Excluding the foreign exchange fluctuation, the total portfolio would have grown by +3.1% QoQ and +6.2% YoY. The Corporate portfolio would have expanded by +0.9% QoQ and +6.9% YoY. (5) Including the auto loan and consumer finance portfolios, comprising individual and business customers. (6) Considering Loans and Private Securities.

Expansion of the funding plan

(R$ million)	Dec/23	Dec/23 x Sep/23	Dec/22	Dec/23 x Dec/22
Demand deposits	40,967	-6.9%	35,337	15.9%
Saving deposits	58,112	1.4%	60,204	-3.5%
Time deposits	372,200	3.6%	320,704	16.1%
Repo products[1]	21,613	13.7%	17,380	24.4%
Real Estate (LCI) and Agribusiness (LCA) credit notes	78,101	9.0%	58,184	34.2%
Others[2]	56,151	-6.4%	53,507	4.9%
Funding from Clients	**627,145**	**2.6%**	**545,316**	**15.0%**

Customer funding mix by segment



59%
59%
58%
57%
41%
41%
42%
43%
Dec/20
Dec/21
Dec/22
Dec/23
Corporate & SMEs
Individuals4

Customer funding mix by product



R$ billion
+15.0%
545.3
611.4
627.1
3.2%
3.1%
3.4%
6.5%
7.2%
6.5%
11.0%
9.4%
9.3%
9.8%
9.8%
9.0%
10.7%
11.7%
12.5%
58.8%
58.8%
59.3%
Dec/22
Sep/23
Dec/23
Repo products1
Demand deposit
Savings deposit
Others2
Real Estate (LCI) and Agribusiness (LCA) credit notes
Time deposits

(1) Backed by debentures. (2) Financial bills, secured real estate notes, and COE. (3) Disregarding guarantees. Considering private securities.(4) Including the Private segment.

Evolution in fees provides greater business diversification

(R$ million)	4Q23	4Q23 x 3Q23	2023	2023 x 2022
Cards	1,560	10.2%	5,697	3.4%
Current Account Services	1,034	0.6%	4,057	6.0%
Insurance Fees	1,023	8.1%	3,519	-2.4%
Credit Operations	567	7.4%	2,043	11.9%
Securities Brokerage and Placement	496	21.1%	1,692	14.2%
Asset Management and "Consórcios"	354	-1.8%	1,403	11.6%
Asset Management	124	-10.2%	527	-10.6%
"Consórcios"	230	3.7%	875	31.1%
Collection Services	319	-5.1%	1,307	-7.0%
Others	126	26.9%	394	-0.2%
Total Fees	**5,480**	**7.0%**	**20,112**	**4.2%**

Total fees


R$ million
5,075
4,699
4,810
5,123
5,480
4Q22
1Q23
2Q23
3Q23
4Q23

Fee breakdown in 4Q23


R$ million
+7.0%
5.123
145
7
77
87
39
-6
-17
27
5,480
3Q23
Cards
Current Account Services
Insurance Fees
Securities Brokerage and Placement
Credit Operations
Asset Management and "Consórcios"
Collection Services
Others
4Q23

Santander

Asset quality indicators in line with the portfolio growth and cost of risk with a positive outlook

Allowance for loan losses and cost of risk



R$ million
4.3%
4.5%1
4.5%2
4.3%
4.0%3
7,364
11,000
6,765 1
5,980 2
4,530
5,618
6,837
6,105 3
8,056
7,699
7,162
6,487
6,924
-692
-934
-1,182
-869
-820
4Q22
1Q23
2Q23
3Q23
4Q23
LLP
Recovery of written-off loans
Cost of risk – 12M
Considering the extraordinary events
Including specific case in Wholesale

NPL Formation[4]



1.27%
1.56%
1.70%
1.05%
1.36%
1.32%5
6,6045
6,161
7,618
8,501
5,250
6,839
4Q22
1Q23
2Q23
3Q23
4Q23
NPL formation/ portfolio (ex-renegotiated)
NPL formation (ex-renegotiated) (R$ million)

Renegotiated loan portfolio



48.9%
54.4%
53.1%
52.7%
53.8%
7.5%
7.4%
7.1%
6.8%
6.3%
36,922
36,844
35,600
34,334
32,761
Dec/22
Mar/23
Jun/23
Sep/23
Dec/23
Renegotiated portfolio coverage
Renegotiated portfolio relative to the total loan
Renegotiated Portfolio

(1) Disregarding the effect of the additional provision booked in 1Q23 (2) Disregarding the impact of the additional provision reversal in 2Q23 (3) Disregarding the impact of the additional provision booked for a specific case in Wholesale. Considering this provision, the cost of risk 12M was 4.1%. (4) NPL Formation is calculated by adding the portfolio written-off as loss during the period to changes in the over-90-day non-performing loan portfolio, over the loan portfolio of the preceding quarter. (5) Disregarding the active portfolio sale amounting to R$ 1.9 billion in 2Q23.

NPL under control, with a significant improvement in the 15-90 days ratio

NPL Ratios



15-90 days
6.3%
6.5%
5.9%
5.6%
5.2%
4.5%
4.5%
4.2%
4.0%
3.8%
2.0%
1.9%
1.8%
1.9%
1.7%
Dec/22
Mar/23
Jun/23
Sep/23
Dec/23
Individuals
Total
Corporate & SMEs



15-90 days in Corporate & SMEs
5.6%
5.4%
5.2%
4.9%
4.7%
0.1%
0.2%
0.2%
0.5%
0.1%
Dec/22
Mar/23
Jun/23
Sep/23
Dec/23
SMEs
Corporate



Over 90 days
4.3%
4.5%
4.8%
4.2%
4.3%
3.1%
3.2%
3.3%
3.0%
3.1%
1.4%
1.4%
1.4%
1.3%
1.4%
Dec/22
Mar/23
Jun/23
Sep/23
Dec/23
Individuals
Total
Corporate & SMEs



Over 90 days in Corporate & SMEs
3.7%
4.2%
4.1%
3.8%
4.0%
0.3%
0.1%
0.1%
0.1%
0.1%
Dec/22
Mar/23
Jun/23
Sep/23
Dec/23
SMEs
Corporate

Expenses increased over the year on the back of investments aimed at business expansion

(R$ millions)	4Q23	4Q23 x 3Q23	2023	2023 x 2022
Administrative	2,877	16.3%	10,224	3.4%
Personnel	2,953	5.7%	11,291	11.9%
Total Expenses	**5,830**	**10.7%**	**21,514**	**7.7%**
Depreciation and Amortization[1]	747	-1.5%	2,975	9.1%
Total General Expenses	**6,577**	**9.1%**	**24,490**	**7.9%**

General Expenses



R$ million
22,706
+5.0%[2]
1,138
+2.8%[2]
646
24,490
2022
Expenses with expansion of the business
Recurring expenses
2023

Expenses and Efficiency Ratio



R$ million
40.6%
40.8%
42.9%
42.2%
43.0%
6,049
734
2,652
2,663
5,913
722
2,412
2,778
5,973
747
2,462
2,765
6,027
758
2,474
2,795
6,577
747
2,877
2,953
4Q22
1Q23
2Q23
3Q23
4Q23
Personnel Expenses
Administrative expenses
Depreciation and Amortization[1]
Efficiency ratio

Santander

(1) Excluding 100% of the goodwill amortization expense of R$ 85 million in 4Q23 and R$ 85 million in 3Q23. (2) Variations in relation to the total of the previous period.

Results

(R$ million)	4Q23	3Q23	4Q23 x 3Q23	2023	2022	2023 x 2022
Net Interest Income	14,055	13,413	4.8%	54,192	51,827	4.6%
Fees	5,480	5,123	7.0%	20,112	19,308	4.2%
Total Revenues	**19,535**	**18,535**	**5.4%**	**74,304**	**71,135**	**4.5%**
Allowance for Loan Losses	-6,837	-5,618	21.7%	-25,200	-23,930	5.3%
General Expenses	-6,577	-6,027	9.1%	-24,490	-22,706	7.9%
Others	-4,182	-4,240	-1.4%	-16,130	-9,094	77.4%
Profit Before Taxes	**1,939**	**2,651**	**-26.9%**	**8,484**	**15,405**	**-44.9%**
Taxes and Minority Interest	265	79	n.a.	898	-2,506	n.a.
Net Profit	**2,204**	**2,729**	**-19.2%**	**9,383**	**12,900**	**-27.3%**

Highlights

R$ million	Net Interest Income	Fees	Managerial ROAE [1]	Managerial 12M cost of risk[2]	Expanded loan portfolio	BIS Ratio
4Q23	14,055 +4.8% QoQ	5,480 +7.0% QoQ	12.3% -0.8 p.p. QoQ	4.0% -0.3 p.p. QoQ -0.3 p.p. YoY	643,040 +2.8% QoQ +9.0% YoY	14.5% +0.2 p.p. QoQ, +0.6 p.p. YoY CET1 11.5% +0.3 p.p. QoQ, +0.6 p.p. YoY
2023	54,192 +4.6% YoY	20,112 +4.2% YoY	11.8% -4.5 p.p. YoY			

(1) Disregarding a specific case in wholesale. Considering the specific case, ROAE would have been 10.4% in 4Q23, changing by -2.7 p.p. QoQ and 11.3% in 2023, or -5.0 p.p. YoY.
(2) Considering the effect of the provision for a specific case in wholesale, the 12M cost of risk would have been 4.1%, -0.2 p.p. QoQ and -0.2 p.p. YoY.



1

Strategy Update

2

4Q23 Results Highlights

3

Takeaways

Santander



Takeaways

Expectations for 2024

Business context

- **Revenues expanding and showing a positive outlook for 2024,** both clients and markets NII
- **Continuous business diversification,** with a focus on fees and funding
- **Consistent and diversified portfolio expansion,** followed by a decline in cost of risk
- **Obsessive focus on customer principality,** with intensive use of technology and data

Levers

- Retail repositioning, emphasizing **profitability of each segment**
- Enhanced specialization in **portfolio-based segments**
- **Cards as a key pillar of principality,** resuming growth
- **Largest auto financing business in the country** setting a record in origination
- **Companies** segment keeps growing with **discipline and profitability**